

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 5, 2017

Via E-mail
Mr. Arturo M. Raschbaum
President and Chief Executive Officer
Maiden Holdings, Ltd.
13 Front Street
Hamilton HM12, Bermuda

Re: Maiden Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 6, 2017
File No. 001-34042

Dear Mr. Raschbaum:

We have limited our review to only your financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible, when you will respond. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Notes to Consolidated Financial Statements
Note 9. Reserve for Loss and Loss Adjustment Expenses, page F-32

1. Please provide us an analysis demonstrating why further disaggregation of your net incurred and paid loss and loss expense development tables for your Diversified Reinsurance and your AmTrust Reinsurance segment provided herein pursuant to ASC 944-40-50-4A through 50-4G is not required by ASC 944-40-50-4H. In this regard, your analysis should address each of the Property, Casualty, Accident and Health and International lines of business within your Diversified Reinsurance segment and each of the Small Commercial Business, Specialty Program and Specialty Risk and Extended Warranty lines of business within your AmTrust Reinsurance segment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Mr. Arturo M. Raschbaum
Maiden Holdings, Ltd.
July 5, 2017

You may contact Senior Staff Accountants, Frank Wyman at (202) 551-3660 or Ibolya Ignat at (202) 551-3636, if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3636.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance